

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

Marc Angell
Chief Executive Officer, Director and Principal Financial Officer
The Marquie Group, Inc.
7901 4th Street North
Suite 4000
St. Petersburgh, FL 33702

> **Re: Marquie Group, Inc.**
> **Amendment No. 2 to Form 10-K for the fiscal year ended May 31, 2021**
> **Amendment No. 2 to Form 10-Q for the fiscal period ended November 30, 2021**
> **File No. 000-54163**

Dear Mr. Angell:

We have reviewed your April 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2022 letter.

Amendment No. 2 to Form 10-K for the fiscal year ended May 31, 2021

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 37

1. We note the revisions made to your discussion of disclosure controls and procedures in response to prior comment 2. However, you did not revise to address the material weakness within your internal control over financial reporting disclosures. Please ensure that you also discuss any identified material weakness in your internal control over financial reporting disclosures in your future Form 10-K filings. We refer you to the guidance in Item 308(a)(3) of Regulation S-K.

Amendment No. 2 to Form 10-Q for the fiscal period ended November 30, 2021

Exhibits

2.   We note your revised Section 302 Certifications. However, the language you added to the introductory language in paragraph 4 should state, if true, the following:

- The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have...

Also, ensure that the certifications are signed by both your principal executive officer (PEO) and principal accounting officer (PFO). If the same individual serves as both the PEO and PFO, ensure you indicate as such. Please revise all future filings accordingly. Refer to Item 601(b)(31) of Regulation S-K.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology